Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of US Lighting Group, Inc.’s (the “Company”) securities is based on and qualified by the Company’s Articles of Incorporation, as amended (the Articles of Incorporation”) and Bylaws (“Bylaws”). For a complete description of the terms and provisions of the Company’s equity securities, including its common stock, refer to the Articles of Incorporation and Bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K.

Common Stock

The Company’s may issue up to 500,000,000 shares of common stock, par value $0.0001 per share. 99,934,825 shares of the Company’s common stock are issued and outstanding as of April 13, 2023.

Preferred Stock

The Company may issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share, from time to time in one or more series. No shares of preferred stock are currently issued. The Company’s Board of Directors, without further approval of its stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the Company’s common stock and prior series of preferred stock then outstanding.

Voting Rights

Each outstanding share of common stock is entitled to one (1) vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Dividend and Liquidation Rights

Holders of the Company’s common stock:

(1) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors;

(2) are entitled to share ratably in all our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(3) do not have pre-emptive, subscription or conversion rights or redemption or sinking fund provisions; and

(4) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of the Company’s common stock do not have cumulative voting rights, which means that holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of the Company’s directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company’s directors.

Stock Option Plan

Currently, the Company has not formalized an Employee Stock Option Plan.